(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-32208

CUSIP NUMBER 91821K101

For Period Ended: 12/31/2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VCG Holding Corp.
Full Name of Registrant

Former Name if Applicable

390 Union Blvd., Suite #540 Lakewood, CO 80228
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not complete and file its Annual Report on Form10-K in a timely manner because of delays in accurately preparing and presenting all necessary disclosures required for a complete filing. In particular, the Company has experienced difficulties in completing the intangible impairment testing at the club level and resolving related deferred tax issues. Thus, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company will file its Annual Report on Form 10-K no later than the fifteenth calendar day following its prescribed due date.

SEC 1344 (05-06)
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Courtney Cowgill	303-934-2424
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VCG Holding Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	03/31/2009	By	/s/ Courtney Cowgill
Courtney Cowgill Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

Total revenue is expected to increase from $39,135,723 for the fiscal year ended December 31, 2007 (the "2007 Period") to $57,693,000 for the fiscal year ended December 31, 2008 (the "2008 Period"). Cost of goods sold is expected to increase from $5,414,000 for the 2007 Period to $6,980,000 for the 2008 Period. Salaries and wages are expected to increase from $8,899,000 for the 2007 Period to $13,461,000 for the 2008 Period. Other general and administrative expenses are expected to increase from $3,151,000 for the 2007 Period to $4,778,000 for the 2008 Period. Interest expense is expected to increase $1,321,000 in the 2008 Period compared to the 2007 Period, primarily as a result of the seller-financed debt used to acquire two new clubs in the 2008 Period. The Company expects to recognize a $1,900,000 non-cash impairment write down of the building located in Phoenix, Arizona in the 2008 Period due to a significant and long-term drop in real estate prices in that city. The Company also expects to incur a non-cash intangible impairment of $45,564,000 in the 2008 Period. Deferred income tax expense is expected to decrease to ($11,673,000) in the 2008 Period from $1,608,000 in the 2007 Period because of the intangible impairment expense expected to be taken in the 2008 Period. Restated net income of $4,580,000 for the 2007 Period is expected to turn into a net loss of $30,388,000 for the Period 2008 due to the non-cash impairment losses.